

VIA FACSIMILE AND U.S. MAIL

May 28, 2009

Steven M. Sterin
Senior Vice President and Chief Financial Officer
Celanese Corporation
1601 West LBJ Freeway
Dallas, Texas 75234

      RE: Celanese Corporation
                Form 10-K for Fiscal Year Ended December 31, 2008
                Forms 10-Q for Fiscal Quarter Ended March 31, 2009
                File No. 1-32410

Dear Mr. Sterin:

      We have reviewed the above referenced filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operation, page 35

Critical Accounting Policies and Estimates, page 57
Recoverability of Long-Lived Assets, page 57

2. In the interest of providing readers with a better insight into management's
    judgments in accounting for long-lived assets including goodwill and other
    indefinite-lived intangible assets, please consider disclosing the following:
    *   Please disclose how you determine when long-lived assets should be tested for
        impairment, including what types of events and circumstances indicate
        impairment, and how frequently you evaluate for these types of events and
        circumstances;
    *   The reporting unit level at which you test goodwill for impairment and your
        basis for that determination;
    *   Sufficient information to enable a reader to understand how you apply the
        discounted cash flow valuation model in estimating the fair value of your
        reporting units and why management selected this method as being the most
        meaningful in preparing your goodwill impairment analyses;
    *   How you determine the appropriate discount rates and attrition rates to apply
        in your intangible asset impairment analysis;
    *   Please expand your discussion of the significant estimates and assumptions
        used to determine future undiscounted cash flows and fair value. You should
        discuss how sensitive the fair value estimates are to each of these significant
        estimates and assumptions and whether certain estimates and assumptions are
        more subjective than others;
    *   If applicable, how the assumptions and methodologies used for valuing
        goodwill and intangible assets in the current year have changed since the prior
        year, highlighting the impact of any changes.
    *   For any asset groups for which the carrying value was close to the fair value,
        please disclose the carrying value of the asset groups.

Income Taxes, page 57

3. Please enhance your disclosure of your income taxes critical accounting policy to
    include a discussion of the material assumptions you made as well as the financial
    statement impact if actual results differ from the estimates made by management.
    Please describe the nature of the positive and negative evidence you considered in
    your determination of whether your deferred tax assets were recoverable and how
    that evidence was weighted. Refer to the SEC Interpretive Release No. 33-8350
    and SEC Other Release No. 33-8040.

Financial Statements and Supplementary Data, page 61

Quarterly Financial Information, page 62

4. Please revise your quarterly financial information to include gross profit as required by Item 302 or Regulation S-K.

5. Your quarterly data table should discuss material non-recurring quarterly adjustments, such as impairments. Please revise your quarterly data to include disclosures required by Item 302(A)(3) of Regulation S-K.

Financial Statements

Statements of Cash Flows, page F-6

6. Your cash flow statement reflects payments for the settlement of cross currency swap agreements of $93 million in cash flows from investing activities. Given that your cross currency swap agreements were designated as a hedge of a net investment in foreign operations, please help us understand how you determined that your settlement of these cross currency swap agreements resulted in investing cash flows. Refer to paragraphs 15 and 16 of SFAS 95.

9. Property, Plant and Equipment, Net, page F-21

7. Please disclose whether you allocate a portion of your depreciation and amortization to cost of sales. If you do not allocate depreciation and amortization to cost of sales, please revise your presentation on the face of your statements of earnings and throughout the filing to comply with SAB Topic 11:B.

8. We note that you had construction in progress of $444 million as of December 31, 2008. Please tell us whether your liabilities as of December 31, 2008 included any payables or accruals for capital expenditures that had not been paid as of December 31, 2008. To the extent that you have liabilities outstanding as of period end related to construction in progress, we would expect for these liabilities to be excluded from the total change in accounts payable, accrued expenses and other payables and presented instead as supplemental information about non-cash investing activities. Please refer to paragraphs 17.c. and 32 of SFAS 95. Please advise.

15. Benefit Obligations, page F-26

9. Please tell us what consideration you gave to paragraph 7 of SFAS 132(R) in determining that you should aggregate US and International plans in your disclosures provided on page F-27.

10. Your disclosures show a significant decrease in the funded status of your plans from December 31, 2007 to December 31, 2008 as well as a substantial reduction in the percentage of your United States pension plan assets invested in equity securities.   Please discuss the impact of the above factors in the estimates and assumptions used during the year ended December 31, 2008 as well as the expected impact of these factors on your future determination of net periodic pension costs and future pension contributions. Please also explain why your continued use of a 8.5% expected rate of return continues to be appropriate for 2008 in light of your current asset allocations at December 31, 2008 and current target asset allocations for the United States pension plans.

19. Income Taxes, page F-37

11. For the year ended December 31, 2008, the valuation allowance increased by $341 million, consisting of: (1) charges to income tax expense of $11 million for continuing operations and discontinued operations, (2) an increase of $223 million allocated to accumulated other comprehensive income, (3) an increase of $41 million related to CTA, (4) an increase of $16 million related to additional paid in capital and (5) $50 million of other increases related to preacquisition deferred tax assets, FIN 48 and other adjustments to deferred taxes. For any significant increases in the valuation allowance that were not recorded to income tax expense such as the $223 million allocated to accumulated other comprehensive income, please disclose how you determined it was appropriate to not record the amount to income tax expense.

20. Stock-Based and Other Management Compensation Plans, page F-41

12. On page F-41, you indicate that your deferred compensation plan includes both cash awards and restricted stock units. On page F-42, you also mention that you granted time vesting cash awards of $22 million with your executive officers and certain other key employees. Please disclose whether any cash awards have been awarded for the periods presented. If you have awarded cash awards, please disclose and tell us how you have accounted for these awards in your financial statements. Please cite the accounting literature used to support your conclusion, if applicable.

23. Commitments and Contingencies, page F-49

13. For each legal proceeding as well as environmental matter disclosed in note 16, please tell us and revise future filings, to disclose:

- The amount of any accrual, if necessary for an understanding of the contingency;
- The range of reasonably possible loss, or:
- State that such a loss cannot be estimated.

If you believe that any losses are remote, please explain in your response.

For example, we note that you have a complaint pending against the Celanese Entities and Hoechst in the United States District Court for the Southern District of New York seeking damages in excess of $371 million. It is unclear, from this disclosure, whether it is reasonably possible that losses may result from this complaint. In addition, on page F-53, you discuss your shareholder litigation without disclosing whether it is reasonably possible that additional losses may result from this litigation.

27. Earnings (Loss) Per Share, page F-61

14. Please disclose how you treated your restricted stock units for purposes of computing earnings (loss) per share in accordance with SFAS 128. Please separately disclose your treatment of vested and unvested restricted stock units. Please also tell us what consideration you gave to EITF 04-12 in determining whether these units are participating securities as described in paragraph 60(a) of SFAS 128.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

General

15. Please address the above comments in your interim filings as well.

Liquidity and Capital Resources, page 39

16. You must maintain a first lien senior secured leverage ratio not greater than 3.90 to 1.00 in order to borrow under the revolving credit facility. Your availability in future periods will be based on the first lien senior secured leverage ratio applicable to the future periods. Please disclose here or elsewhere in the filing the specific terms of any material debt covenants in all of your debt agreements, including the credit-linked revolving facility. For example, you should specify how your availability under the revolving credit facility is determined based on the first lien senior secured leverage ratio. For any material debt covenants, please disclose the required amounts/ratios as well as the actual amounts/ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios. Please consider showing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured

within applicable grace periods or any cross default provisions in your debt agreements.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
  In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief